Exhibit 99.9

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Maverix Metals Inc.

We consent to the use of our report, dated March 4, 2020, with respect to the consolidated financial statements of Maverix Metals Inc. as at December 31, 2019 and 2018, included in this annual report on Form 40-F.

Our report on the consolidated financial statements refers to a change in accounting policy for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.

We also consent to the incorporation by reference of such report in the Registration Statements (No. 333-233589) on Form F-10/A of Maverix Metals Inc.

Chartered Professional Accountants

March 23, 2020

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.